Your **Vote** Counts!

OMEGA THERAPEUTICS, INC.

2022 Annual Meeting

Vote by June 07, 2022

11:59 PM ET

OMEGA THERAPEUTICS, INC.
20 ACORN PARK DRIVE
CAMBRIDGE, MA 02140



You invested in OMEGA THERAPEUTICS, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on June 08, 2022.**

Get informed before you vote

View the Annual Report, Notice & Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 25, 2022. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

June 08, 2022
10:00 AM EDT

Virtually at:
www.virtualshareholdermeeting.com/OMGA2022

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Class I Directors to serve until the 2025 Annual Meeting of Stockholders, and until their respective successors shall have been duly elected and qualified **Nominees:** 01) Noubar B. Afeyan, Ph.D. 02) Mahesh Karande	✓For
2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022.	✓For
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.	